Via Facsimile and U.S. Mail
Mail Stop 6010

April 25, 2008

David B. Rickard
Executive Vice President, Chief Financial Officer and
Chief Administrative Officer
CVS Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Re: **CVS Caremark Corporation**
Form 10-K for the Fiscal Year Ended December 29, 2007
Filed February 27, 2008
File Number: 001-01011

Dear Mr. Rickard:

    We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief